UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Updates in connection with Potential Public Offering in Israel

In connection with the announcement by Ellomay Capital Ltd. (the “Company”), dated October 6, 2022, that it is examining  the possibility of a public offering and listing in Israel of a new series of debentures, the Company provides the following update.

The Company is currently planning to commence construction of photovoltaic facilities in Italy during 2023 in an aggregate capacity of approximately 200 MW (the “Italian PV Portfolio”). The Italian PV Portfolio received building permits and is in “Ready to Build” status. The bid process for the contractors that will build the Italian PV Portfolio is underway and the winning contractor(s) will be determined in the coming days. The cost of construction of the Italian PV Portfolio, including related expenses, is currently estimated at €190 million - €200 million and the expected average construction period of each facility is approximately 18 months.

The Company is in advanced stages of negotiating a framework agreement for the financing of the Italian PV Portfolio with a European bank for a period of twelve years. The scope of financing will be determined based on the ration of the debt to the cost of construction and the financing is expected to cover 80% of the construction costs, including related expenses, if a financial power swap (PPA) will be executed in connection with the relevant facility and 60% of such costs if a PPA will not be executed. The Company currently does not plan to execute PPAs in connection with these facilities. Therefore, the financing for the Italian PV Portfolio is expected to be approximately €120 million and the equity required from the Company is approximately €80 million. The Company currently intends to finance half of the equity from its own resources and the remainder (currently equivalent to approximately NIS 140 million) through the issuance of debentures to the public in Israel.

A portfolio with the scope of the Italian PV Portfolio is expected to produce during the first five years of operations average annual revenues of approximately €31 million and average EBIDTA of approximately €26 million. The expected annual finance expenses of the anticipated project finance (principal and interest) are approximately €13 million (currently approximately NIS 45 million) and the remaining annual cash flow is expected to be approximately €13 million (currently approximately NIS 45 million and the Company anticipates that this amount, along with cash flow available to the Company from other projects, will be available to the Company for repayment of debt.

The execution of the possible public offering, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of regulatory approvals, including the approval of the TASE for the listing of the Debentures for trading, and other factors such as market conditions. Accordingly there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the impact of the Covid-19 pandemic, the impact of the war between Russia and Ukraine, changes in inflation and interest rates, changes in regulation, seasonality of the PV business, delays in construction, delays or inability to obtain project finance or other financing required and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	October 2022 Investor Presentation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: October 25, 2022